October 8, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Kathryn Jacobson, Senior Staff Accountant and Robert Littlepage, Accountant Branch Chief

Re: Liberty Global plc (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 16, 2021
Form 10-Q for the Quarter Ended June 30, 2021
Filed July 29, 2021
Form 8-K Filed July 29, 2021
File No: 001-35961
Dear Ms. Jacobson:
We submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, received by a letter dated September 28, 2021 to our Executive Vice President and Chief Financial Officer, Mr. Charles H.R. Bracken, relating to the Company’s Form 10-K filed for the year ended December 31, 2020, the Company’s Form 10-Q for the quarter ended June 30, 2021 and the Company’s Form 8-K filed July 29, 2021. To facilitate your review, we have repeated each of your comments followed immediately by our response to that particular comment.

RESPONSES TO STAFF COMMENTS
Form 10-Q for the Quarter Ended June 30, 2021
Notes to Condensed Consolidated Financial Statements
(4) Acquisitions and Dispositions, page 10
1.It appears the Gain on U.K. JV Transaction may be a bargain purchase gain. Please disclose and tell us why the transaction resulted in the gain. Also explain to us in detail your accounting, including the literature that you are relying upon. In light of the significance of the gain, expand your disclosure to address:
•The fair values of the assets and liabilities of VMED O2 JV which provide the basis for your 50% interest;
•Your contingent liabilities, if any; and
•Any attribution of negative basis difference to specific assets and liabilities of the joint venture.
RESPONSE:
With respect to the Staff’s comment regarding our Gain on U.K. JV Transaction, we respectfully advise the Staff that we relied on the literature in ASC 810, Consolidation, ASC 323, Investments – Equity Method and Joint Ventures, and ASC 805, Business Combinations in determining the proper accounting for the JV formation. We first considered whether the U.K. JV Transaction, in which we exchanged our wholly-owned subsidiary in the United Kingdom (U.K.) and certain other Liberty Global subsidiaries (together, the U.K. JV Entities) for a 50% interest in the combined VMED O2 JV, triggered a reassessment of our consolidation of the U.K. JV Entities and whether we are required to consolidate the VMED O2 JV under the variable interest entity (VIE) or voting interest entity (VOE) models in ASC 810, Consolidation. We determined that a deconsolidation event occurred when we executed the U.K. JV Transaction and that the VMED O2 JV does not meet the consolidation requirements under the VIE or VOE models. Both Liberty Global plc (LG) and Telefónica SA (Telefónica) have 50% interests in the VMED O2 JV and each party has equal substantive participating rights over the most significant decisions of the VMED O2 JV.
ASC 323-10-30-2 requires an investor to initially measure a retained investment in the common stock of an equity method investee (including a joint venture) in a deconsolidation transaction at fair value. Further, at the 2009 AICPA National Conference on Current SEC and PCAOB Developments, we note the Staff made remarks regarding joint venture formations. The Staff noted that after the effective date of FASB Statement 160, a joint venture investor will recognize a gain or loss upon de-recognition of the consolidated business based on the difference between the fair value of the consideration received and the carrying amount of the net assets contributed. The fair value of what we received (that is, 50% of the consideration contributed by Telefónica to the VMED O2 JV) equals the fair value of what we paid (that is, 50% of the consideration contributed by LG to the VMED O2 JV), therefore, no bargain purchase exists. Accordingly, our reported Gain on U.K. JV Transaction effectively represents the difference between our carrying amount of the U.K. JV Entities and the estimated fair value assigned to our 50% interest in the VMED O2 JV. We advise the Staff that we will include additional disclosure in future filings presenting the estimated fair value assigned to our 50% interest in the VMED O2 JV and each component of our Gain on U.K. JV Transaction, including any adjustments to such amounts identified within the measurement period. The U.K. JV Transaction did not result in any contingent consideration or material contingent liabilities.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Free Cash Flow, page 80
2.We note your adjustment for Adjusted FCF captioned “Expenses financed by an intermediary” and the related explanation in footnote (a) regarding hypothetical amounts. It is unclear to us why you reclassify amounts in the consolidated statements of cash flows based on hypothetical operating and financing transactions. Tell us the nature of expenses financed by an intermediary and your basis in the accounting literature for related reclassifications.
Considering that the operating cash outflow for “Expenses financed by an intermediary” is hypothesized, it is unclear how such amount could be presented as a non-GAAP adjustment to net cash provided by operating activities. Such adjustment appears to have used an individually tailored recognition and measurement method. Please advise or revise. Refer to Q&A 100.04 of the CD&I on Non-GAAP Financial Measures.

RESPONSE:
With respect to the Staff’s comment regarding our presentation of certain hypothetical operating and financing cash flows within our consolidated statement of cash flows, we advise the Staff that these hypothetical cash flows relate to payments made by various third-party creditors pursuant to vendor financing arrangements that we use to finance certain of our inventory-related and other operating expenses. The third-party creditors with which we enter into these arrangements pay the vendor within the vendor’s customary payment terms, generally 90 days or less, extinguishing our liability to the vendor. We generally have one year to repay these obligations including any accrued interest to the third-party creditor. The payment terms in these arrangements result in an overall lower cost of capital to us and an extension of actual cash outflows as our repayment to the third-party creditor extends beyond the vendor’s original due date. These obligations are reported as debt on our consolidated balance sheet and included in debt as defined in our leverage calculations.
In these arrangements, there are no actual cash flows from us to the vendor nor from the third-party creditors to us at the time our vendors are paid. At the time we enter into these non-cash arrangements we present the purchase of these inventory and other operating related items from the vendor as a hypothetical operating cash outflow, while the debt obligation with the third-party creditor is reported as a hypothetical financing cash inflow. Ultimately our actual cash repayment of the third-party debt obligation is reflected as a financing cash outflow. This presentation is consistent with our interpretation of Staff views as expressed at the 2005 AICPA National Conference on Current SEC and PCAOB Developments. In a speech given at this conference, the Staff expressed their views on the cash flow presentation for certain third-party financed dealer floor plan financing arrangements. Under these arrangements, auto dealers finance the purchase of their inventory with a third-party entity. The third-party entity pays the manufacturer, and then is repaid at a future date by the dealer. The Staff gave their view that this transaction should be accounted for as an “in-substance” financing cash inflow and corresponding operating cash outflow upon purchase of the inventory, followed by a financing cash outflow upon final payment from the dealer to the third-party entity. We have also considered the published statement of cash flows guidance of KPMG, E&Y and Deloitte, all firms which similarly conclude that such an approach is an appropriate accounting policy application in these circumstances. The disclosure of these arrangements in practice is limited due to the lack of authoritative guidance, thus the primary impetus for the FASB’s exposure draft, “Disclosure of Supplier Finance Program Obligations.” We have consistently and transparently disclosed the impacts of these transactions (both the expenses financed and the amounts ultimately repaid) within our non-GAAP Adjusted FCF metric for the very reasons the exposure draft exists and are pleased to see the FASB is moving forward with an exposure draft to clarify disclosure expectations and create consistency among reporters.
With respect to the Staff’s question regarding our presentation of “Expenses financed by an intermediary” as an adjustment to net cash provided by operating activities in our presentation of Adjusted FCF, we advise the Staff that as stated in our Adjusted FCF disclosure, this metric is intended to provide investors with information about our ability to service debt and fund new investment opportunities. It should be further noted that this is the metric used internally to assess our liquidity and make capital allocation decisions, thus we are providing useful information to investors through the eyes of management. Given our cash flows from operating activities include these hypothetical cash flows, our Adjusted FCF and thus the view of our ability to service debt or fund new investment opportunities is impacted by these vendor financed arrangements. Accordingly, this adjustment to our Adjusted FCF metric and our related disclosures transparently reflects an add back of the hypothetical day one operating cash outflow related to the vendor financed arrangements discussed above. Upon repayment of such amounts, we transparently deduct these amounts from our Adjusted FCF metric as “Principal payments on amounts financed by vendors and intermediaries” thus, our Adjusted FCF metric accurately reflects the impact of the actual timing of cash flows related to these vendor financed arrangements so that our investors are provided with amounts and disclosures with respect to the actual cash inflows and outflows of our business in any given period. Without such adjustment, depending on our actual cash movements in any given period, the cash flows from operating activities included in our Adjusted FCF metric would inaccurately reflect actual cash movements thus, potentially leading an investor to have a significantly understated or overstated view of our ability to service debt or fund new investment opportunities. As we have not tailored our metric in such a way to accelerate or decelerate results, but rather report the actual cash impacts of these arrangements, we believe our approach is (i) transparent and well understood by our investors, (ii) provides important information to our investors with respect to our ability to service debt and fund new investment opportunities and (iii) does not result in a tailored metric that violates the basis for and principles of Q&A 100.04 of the CD&I on Non- GAAP Financial Measures.
We advise the Staff on a prospective basis we will further enhance the clarity of our disclosure included in footnote (a) to our Adjusted FCF disclosure within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations as follows:

“For purposes of our consolidated statements of cash flows, expenses financed by an intermediary are treated as hypothetical operating cash outflows and hypothetical financing cash inflows when the expenses are incurred. When we pay the financing intermediary, we record financing cash outflows in our consolidated statements of cash flows. For purposes of our Adjusted Free Cash Flow definition, we add back the hypothetical operating cash outflow when these financed expenses are incurred as our actual net cash available at that time is not affected and subsequently deduct from our Adjusted Free Cash Flow metric the related financing cash outflows when we actually pay the financing intermediary reflecting the actual reduction to our cash available to service debt or fund new investments.”
Form 8-K Filed July 29, 2021
Liberty Global Reports Q2 2021 Results
Footnotes, page 21
3.Refer to footnote 8 regarding Debt to LTM Adjusted EBITDA and Net Debt to LTM Adjusted EBITDA. Please present with equal or greater prominence, the most directly comparable financial ratios calculated and presented in accordance with GAAP. Include a reconciliation to such GAAP measures. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC’s Adopting Release titled “Conditions for Use of Non-GAAP Financial Measures” (Release No. 33-8176).
RESPONSE:
    With respect to the Staff’s comment regarding presentation with equal or greater prominence of the most directly comparable financial ratios calculated in accordance with GAAP, we advise the Staff that on a prospective basis we will include a presentation with equal or greater prominence the debt and net debt to net earnings/loss ratios, the most directly comparable GAAP financial ratios, in compliance with the rules under Item 10(e)(1)(i)(A) of Regulation S-K.
With respect to the Staff’s comment regarding a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures, we advise the Staff that on a prospective basis we will include a reconciliation of the underlying information used to calculate these non-GAAP ratios starting with LTM (last twelve months) net earnings/loss as reported in our consolidated statements of operations, the most directly comparable GAAP measure in compliance with the rules under Item 10(e)(1)(i)(A) of Regulation S-K, and reconcile to LTM Adjusted EBITDA as used in our leverage calculations in order to comply with the rules of Item 10(e)(1)(i)(B) under Regulation S-K.
Liberty Global Reports Q2 2021 Results
Glossary, page 23
4.We note that the OFCF (“Operating Free Cash Flow”) is used to measure your performance though the term appears to denote that it is a liquidity measure. Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b).
Additionally, please reconcile this measure to its most comparable GAAP measure instead of another non-GAAP measure.
RESPONSE:
We advise the Staff that on a prospective basis we will cease using the term OFCF (Operating Free Cash Flow) and will instead use the term Adjusted EBITDA less P&E Additions (Property and Equipment Additions) in all future filings and documents furnished to the SEC and all investor presentations published to our website. As we plan to define and use the term going forward, Adjusted EBITDA less P&E Additions will generally have the same meaning as OFCF had previously, and therefore will not impact any previously reported amounts. On a prospective basis we will include a reconciliation from net earnings/loss, the most directly comparable GAAP measure, to Adjusted EBITDA less P&E Additions in order to comply with the rules of Item 10(e)(1)(i)(B) under Regulation S-K.
If you should have any questions regarding our comments or require any further information regarding this matter, please contact the undersigned.

Sincerely,
/s/ Charles H.R. Bracken
Charles H.R. Bracken
Executive Vice President and Chief Financial Officer

cc:    Jason Waldron, Senior Vice President and Chief Accounting Officer
Bryan H. Hall, Executive Vice President, General Counsel and Secretary
Adorys Velazquez, Baker Botts LLP
Quentin Wiest, Baker Botts LLP
Pat Edgar, KPMG LLP

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